Exhibit 99.1

New Gold Announces Results of Vote for Election of Board of Directors

TORONTO, May 9, 2023 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) today announces the voting results from the election of its Board of Directors at New Gold's Annual General and Special Meeting of Shareholders (the "Meeting") held on May 9, 2023, as set out below.

Setting the size of the Board of Directors

Votes For	Votes Against	Votes For	Votes Against
376,508,298	1,129,362	99.70%	0.30%

Election of Directors

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Geoffrey Chater	374,964,364	99.29%	2,673,297	0.71%
Nicholas Chirekos	369,715,920	97.90%	7,921,741	2.10%
Gillian Davidson	371,400,854	98.35%	6,236,806	1.65%
Patrick Godin	375,353,392	99.40%	2,284,268	0.60%
Thomas McCulley	374,714,760	99.23%	2,922,900	0.77%
Margaret Mulligan	374,421,102	99.15%	3,216,558	0.85%
Ian Pearce	358,660,190	94.97%	18,977,471	5.03%
Marilyn Schonberner	370,150,918	98.02%	7,486,743	1.98%

Appointment of Auditor

Votes For	Votes Against	Votes For	Votes Against
382,701,385	69,182,751	84.69%	15.31%

Approval of amendments and approval of unallocated performance share units issuable under the long-term incentive plan

Votes For	Votes Against	Votes For	Votes Against
353,851,586	23,786,074	93.70%	6.30%

Say on Pay Advisory Vote

Votes For	Votes Against	Votes For	Votes Against
255,628,226	122,008,434	67.69%	32.31%

The results of the other matters considered at the Meeting are disclosed in the Report of Voting Results filed on SEDAR at www.sedar.com on May 10, 2023.

About New Gold

New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

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SOURCE New Gold Inc.

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%CIK: 0000758528

For further information: Ankit Shah, Executive Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 07:00e 10-MAY-23